UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**
Date of report (Date of earliest event reported): <u>October 7, 2009</u>

TNT DESIGNS, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-29449	20-0937461
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**300 Center Ave. Ste. 202
Bay City, MI 48708**
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(989) 509-5954**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate line below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

At the Annual Shareholder Meeting held on October 7, 2009 (the "Shareholder Meeting") a majority of the shareholders of TNT Designs, Inc., a Delaware Corporation ("TNT"), ratified and approved the Agreement and Plan of Merger (the "Merger Agreement") with Trim Nevada, Inc. ("Newco"). Pursuant to the terms and subject to the conditions in the Merger Agreement, TNT merged with and into Newco (the "Merger") on October 14, 2009, with Newco continuing as the surviving corporation.

As a result of the Merger: (i) TNT's domicile has changed from Delaware to Nevada; (ii) the merged companies are incorporated under the Nevada Revised Statute; (iii) as the surviving corporation, Newco's bylaws and articles of incorporation will govern as amended and restated in connection with the Merger; (iv) each outstanding share of TNT's common stock will be automatically converted into one share of the common stock of Newco; and (v) TNT's name has been changed to Trim Holding Group.

The Merger will not result in any change in TNT's business, management, location of its principal executive offices, assets, liabilities or net worth.

The above description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the full text of the Merger Agreement and is incorporated in this **Item 1.01** by reference.

Item 3.03 Material Modifications to Rights of Security Holders.

By approval of the Board of Directors and a majority of the shareholders of TNT at the Shareholder Meeting, TNT's authorized number shares of common stock (the "Common Stock") will increase from Thirty Million (30,000,000) to Four Hundred Million (400,000,000) with no change in the par value of $0.0001 per share. Furthermore, TNT will be authorized to issue One Hundred Million (100,000,000) shares of preferred stock (the "Preferred Stock"). The newly authorized Preferred Stock has been designated into two separate classes:

(a) Series 1, Class P-1 Shares. A total of 25,000,000 shares of the Corporation's Preferred Stock shall be designated as a series known as Series 1, Class P-1 Preferred Stock, par value $8.75 per share (the "P1 Stock").

(b) Series 1, Class P-2 Shares. A total of 75,000,000 shares of the Corporation's Preferred Stock shall be designated as a series known as Series 1, Class P-2 Preferred Stock, par value $7.00 per share (the "P2 Stock").

The Preferred Stock has the following voting rights:

(a)   P1 Stock. Each share of P1 Stock shall entitle the holder thereof to 100 votes. The holders of P1 Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of TNT and shall vote with holders of Common Stock and P2 Stock, voting together as a single class upon all matters submitted to a vote of stockholders, excluding those matters required to be submitted to a class or series vote pursuant to the terms hereof or by law.

(b)   P2 Stock. Each share of P2 Stock shall entitle the holder thereof to one vote. The holders of P2 Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of TNT and shall vote with holders of the Common Stock and P1 Stock, voting together as a single class upon all matters submitted to a vote of stockholders, excluding those matters required to be submitted to a class or series vote pursuant to the terms hereof or by law.

The holders of the shares of Preferred Stock have the following conversion rights:

(a)   P1 Stock. A holder of shares of P1 Stock shall be entitled at any time, upon written election to TNT, without payment of any additional consideration, to cause any or all of its shares of P1

Stock to be converted into a number of shares of Common Stock computed by multiplying the number of shares P1 Stock to be converted by 1.25.

(b) P2 Stock. A holder of shares of P1 Stock shall be entitled at any time, upon written election to TNT, without payment of any additional consideration, to cause any or all of its shares of P1 Stock to be converted on a 1 for 1 basis into Common Stock.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividend shall be paid or declared set apart for payment on the Common Stock with respect to the same dividend.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets available for distributions of shares of Preferred Stock of all series shall be insufficient to pay such holder the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

Subject to the rights of holder of Preferred Stock, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefore at such times and in such amounts as the Board of Directors may determine in its sole discretion.

Upon any liquidation event, after the payment of provision for payment of all debts and liabilities of the corporation and all preferential amounts to which the holders of shares of Preferred Stock are entitled with respect to the distribution of assets, the holders of shares of Common Stock shall be entitled to share ratably in the remaining assets of the corporation available for distribution.

The above description of the Rights of the Security Holders is not complete and is subject to and qualified in its entirety by reference to the full text of the Amended and Restated Articles of Incorporation, a copy of which is attached as **Exhibit 3.1** to this report and is incorporated in this **Item 3.03** by reference.

Item 5.03 Change in Fiscal Year.
The Board of Directors and a majority of shareholders of TNT at the Shareholder Meeting approved a change of TNT's fiscal year end from September 30 to December 31.

Item 9.01 Financial Statements and Exhibits.

(d) **Exhibits.**

Exhibit
Number   Description
2.1*   Merger Agreement
3.1   Amended and Restated Articles of Incorporation of Trim Nevada, Inc.

* Exhibit 2.1 is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TNT Designs, Inc.

October 14, 2009

By: */s/ Louis Bertoli*

Name: Louis Bertoli
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit
<u>Number</u>   <u>Description</u>
2.1*   Merger Agreement
3.1   Amended and Restate Articles of Incorporation of Trim Nevada, Inc.

* Exhibit 2.1 is incorporated by reference herein.